Wanger Advisors Trust - 6/30/09 N-SAR

Exhibit 77O - Transactions Effected Pursuant to Rule 10f-3

	On May 20, 2009, Wanger USA purchased 109,600 shares of Hertz Global Holdings Inc. ("Securities") for a total purchase price of $712,400 from J.P. Morgan Securities Inc. ("J.P. Morgan") pursuant to a secondary offering in which Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") acted as a participating underwriter.
Also on May 20, 2009, pursuant to a secondary offering in which Merrill Lynch acted as a participating underwriter, Wanger Select purchased from J.P. Morgan 91,400 shares of Securities for a total purchase price of $594,100. Merrill Lynch may be considered to be an affiliate of the Funds.

	The following information was collected pursuant to Rule 10f-3 procedures adopted by the Funds' board of trustees:

	The issuer of the Securities has been in continuous operation for at least three years;

	 The Securities were to be purchased at not more than the public offering price no later than the first day of the offering;

	The Securities were offered pursuant to an underwriting or similar agreement under which the underwriters were committed to purchase all of the Securities being offered;

	The Funds' advisor, Columbia Wanger Asset Management, L.P., believed that the gross underwriting spread or profit associated with the purchase of the Securities was reasonable and fair compared to the commissions, spreads and profits in connection with similar underwritings of similar securities being sold during a comparable period of time; and

	The amount of Securities purchased did not exceed 25% of the amount of the offering. Along with Merrill Lynch, the following is a list of members of the underwriting syndicate for the aforementioned Securities: J.P. Morgan, Goldman, Sachs & Co., Barclays Capital Inc., Deutsche Bank Securities Inc., ABN AMRO Incorporated, BNP Paribas Securities Corp., Calyon Securities
(USA Inc.).